EXHIBIT 99.1

[Telemig Celular logo]                                 theglobakconsulting group
----------------------                                 -------------------------

Joao Cox                  Leonardo Dias                            Isabel Vieira
Chief Financial Officer   Investor Relations Manager              Vice President
Jcox@telepart.com.br      Ldias@telepart.com.br            Isabel.vieira@tfn.com
(55 61) 429-5600          (55 61) 429-5673                        (212) 807-5110


[TMB graphic]                                                  [Bovespa graphic]


                       TELEMIG CELULAR PARTICIPACOES S.A.
                         ANNOUNCES TARIFF ADJUSTMENT OF
                              ITS OPERATING COMPANY


Brasilia, February 6, 2003 - Telemig Celular Participacoes S.A. (BOVESPA: TMCP3 (Common)/TMCP4 (Preferred); NYSE: TMB), the holding company of the provider of cellular telecommunications services in the State of Minas Gerais, today announced that ANATEL - The National Telecommunications Agency - has authorized its operating company, Telemig Celular, to increase its tariffs.

The interconnection tariff (TU-M) will be increased by 21,99% from R$0.3161 per minute to R$0.3856 per minute (both net of taxes), according to ANATEL's act number 33.459, which takes effect on February 6, 2003.

The tariffs of the Basic Plan will be increased according to ANATEL's act number 33.458 effective February 6, 2003, and applicable to clients as of February 9, 2003. The table below outlines the details of these new rates to be implemented by Telemig Celular S.A.:


                                                                   (RS)
           ------------------------------------------------------------
                                               Net of Taxes
                                     Current Tariff         New Tariff
           ------------------------------------------------------------
           Monthly Fee - Digital        31.8935               34.9544
           Monthly Fee - Analog         35.4395               38.8358
           VC1                           0.3639                0.4566
           VC2                           0.3639                0.4566
           DSL1                             -                     -
           DSL2                          0.3782                0.4352
           AD                            0.6493                0.8847
           -----------------------------------------------------------

                     Additional information can be found at:

                        http://www.telemigholding.com.br
                        --------------------------------

This press release contains forward-looking statements. Such statements are not statements of historical fact, and reflect the beliefs and expectations of the Company's management. The words "anticipates," "believes," "estimates," "expects," "forecasts," "intends," "plans," "predicts," "projects" and "targets" and similar words are intended to identify these statements, which necessarily involve known and unknown risks and uncertainties. Known risks and uncertainties include those resulting from the short history of the Company's operations as an independent, private-sector, entity and the introduction of competition to the Brazilian telecommunications sector, as well as those relating to the cost and availability of financing, the performance of the Brazilian economy generally, the levels of exchange rates between Brazilian and foreign currencies and the Federal Government's telecommunications policy. Accordingly, the actual results of operations of the Company may be different from the Company's current expectations, and the reader should not place undue reliance on these forward-looking statements. Forward-looking statements speak only as of the date they are made, and the Company does not undertake any obligation to update them in light of new information or future developments.


                                                               Tariff Adjustment
                                                                               1